                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                           Tweedy, Browne Company LLC



                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                               TBK Partners, L.P.



                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                              GREY ADVERTISING INC.
                                (Name of Issuer)



                    Common Stock, Par Value $ 1.00 per Share
                         (Title of Class of Securities)

                                    397838103
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                  JUNE 2, 1998
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 397838103                                        Page __ of __ Pages
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

                00
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                7       SOLE VOTING POWER
                                TBC has sole voting power with respect to
                        43,754 shares held in certain TBC accounts (as
                        hereinafter defined). Additionally, certain of the
                        general partners of TBC may be deemed to have sole power
                        to vote certain shares as more fully set forth herein.
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      0 shares
    EACH        ----------------------------------------------------------------
 REPORTING      9       SOLE DISPOSITIVE POWER
   PERSON                       0 shares, except that certain of the general
    WITH                partners of TBC may be deemed to have sole power to
                        dispose of certain shares as more fully set forth
                        herein.
                ----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                                52,274 shares held in accounts of TBC (as
                        hereinafter defined).
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                52,274 shares
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.43%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                BD, IA & OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 397838103                                        Page __ of __ Pages
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

                WC and BK
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                7       SOLE VOTING POWER
                                6,000 shares except that the general partners
                        in TBK, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.

  NUMBER OF     ----------------------------------------------------------------
   SHARES       8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      0 shares
    EACH        ----------------------------------------------------------------
 REPORTING      9       SOLE DISPOSITIVE POWER
   PERSON                       6,000 shares, except that the general partners
    WITH                in TBK, solely by reason of their positions as such,
                        may be deemed to have shared power to vote these shares.
                ----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                                0 shares
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                6,000 shares
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.62%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 397838103                                        Page __ of __ Pages
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

                WC and BK
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                7       SOLE VOTING POWER
                                1,200 shares, except that the general partners
                        in Vanderbilt, solely by reason of their positions as
                        such, may be deemed to have have shared power to vote
                        these shares.
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      0 shares
    EACH        ----------------------------------------------------------------
 REPORTING      9       SOLE DISPOSITIVE POWER
   PERSON                       1,200 shares, except that the general partners
    WITH                in Vanderbilt, solely by reason of their positions as
                        such, may be deemed to have have shared power to vote
                        these shares.
                ----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                                0 shares
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,200 shares
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.12%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

           The persons filing this Amendment No. 1 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 1 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated May 29, 1997 (the "Statement"). The filing of this Amendment No. 1 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of
Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended (the "Act").

           Tweedy, Browne Company L.P., a Delaware limited partnership (the "Partnership") and its general partners entered into a definitive agreement, pursuant to which the Partnership converted to Tweedy, Browne Company LLC (the "Company"), a Delaware limited liability company, and AMG/TBC Holdings, Inc. ("Holdings"), a Delaware corporation and wholly owned subsidiary of Affiliated Managers Group, Inc. (a Boston-based holding company, the business address of which is Two International Place, Boston, Massachussets 02110), acquired a majority interest in the Company on October 9, 1997.

           This Amendment No.1 relates to the Common Stock, $1.00 par value (the "Common Stock"), of Grey Advertising Inc. (The "Company"), which, to the best knowledge of the persons filing this Amendment No. 1, is a company organized under the laws of Delaware, with its principal executive offices at 777 Third Avenue, New York, NY 10017.

           This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

           Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 1.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

           (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 52,274 shares of Common Stock, which constitutes approximately 5.43% of the 962,716 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

           Also included in the TBC Accounts are 200 shares held in the Tweedy, Browne Company LLC Profit Sharing Plan (the "TBC Plan"). The TBC Plan is an employee benefit plan of which Christopher H. Browne and John D. Spears are trustees. Messrs. Browne and Spears are members in TBC and general partners in TBK and Vanderbilt.

           As of the date hereof, TBK beneficially owns directly 6,000 shares of Common Stock, which constitutes approximately 0.62% of the 962,716 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

           As of the date hereof, Vanderbilt beneficially owns directly 1,200 shares of Common Stock, which constitutes approximately 0.12% of the 962,716 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

           Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 59,474 shares, which constitutes approximately 6.17% of the 962,716 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

           The aggregate number of shares and percentage of Common Stock with respect to which each of the Members may be deemed to be the beneficial owner by reason of his being a Member of TBC and a General Partner in TBK and Vanderbilt, respectively, is 59,474 shares, which constitutes approximately 6.17% of the 962,716 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 6,000 shares of Common Stock which constitutes approximately 0.62% of the 962,716 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

           Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

           (b) TBC has investment discretion with respect to 52,274 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 43,754 shares of Common Stock held in certain TBC Accounts.

           Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 43,754 shares of Common Stock held in certain TBC Accounts.

           TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

           Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

           (c) No transactions in Common Stock were effected by TBK and Vanderbilt during the sixty-day period ended as of the date hereof. During the sixty-day period ended as of the date hereof, transactions in Common Stock effected by TBC are set forth below:

REPORTING                        NO. OF SHARES  PRICE
PERSON               DATE        SOLD           PER SHARE

TBC Accounts         04/22/98    1,685          $401 7/8
                     05/19/98       70          $435
                     06/02/98       80          $424 1/2


           (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

           To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

           To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of eing general partners in Vanderbilt.

           (e)  Not applicable.

                                    SIGNATURE

           Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                              TWEEDY, BROWNE COMPANY LLC


                                              By /s/ Christopher H. Browne
                                                 -------------------------
                                                 Christopher H. Browne
                                                 Member



                                              TBK PARTNERS, L.P.


                                              By /s/ Christopher H. Browne
                                                 -------------------------
                                                 Christopher H. Browne
                                                 General Partner



                                              VANDERBILT PARTNERS, L.P.


                                              By /s/ Christopher H. Browne
                                                 -------------------------
                                                 Christopher H. Browne
                                                 General Partner

Dated: June 4, 1998